*
mr

14047953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Ave
(No. and Street)

New York	New York	10158
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Dempsey — 212- 476-8538 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, James J. Dempsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman Management LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

LORAINE OLAVARRIA

Notary Public, State of New York

Qualified in Nassau County

Commission Expires 4-15-2015

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members
Neuberger Berman Management LLC:

We have audited the accompanying statement of financial condition of Neuberger Berman Management LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Neuberger Berman Management LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2014

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

NEUBERGER BERMAN MANAGEMENT LLC

Statement of Financial Condition

December 31, 2013

(In thousands)

Assets		
Cash and cash equivalents	$	100,348
Receivables:		
Receivables from affiliated funds		33,369
Advisory and administrative fees receivable		418
Commission advances		2,541
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $350)		163
Other assets		241
Total assets	$	137,080
Liabilities and Members' Capital		
Liabilities:		
Accrued compensation	$	39,800
Due to affiliates		4,889
Distribution fees payable		9,119
Due to affiliated funds		1,137
Income taxes payable		3,646
Other liabilities and accrued expenses		9,664
Total liabilities		68,255
Commitment and contingencies (note 4)		
Members' capital		68,825
Total liabilities and members' capital	$	137,080

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Neuberger Berman Management LLC, a Delaware limited liability company (NB Management or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC a Delaware limited liability company (NBSH). NB Management is a registered limited purpose broker-dealer, registered investment adviser and a commodity pool operator engaged principally in providing distribution and investment advisory services to registered mutual funds which are part of the Neuberger Berman mutual funds complex (Mutual Funds). NB Management has retained three affiliates, Neuberger Berman LLC (NB LLC), Neuberger Berman Fixed Income LLC and Neuberger Berman Alternative Investment Management LLC (NBAIM LLC), to act as sub-advisers with respect to certain Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Although these estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of investments in money market funds of approximately $100.3 million which are highly liquid and payable on demand.

(c) Commission Advances

Commission advances represent commissions paid to third party financial intermediaries in connection with sales of certain classes of Mutual Funds that are capitalized as advanced commissions.

This asset is amortized over a 12 month period which represents the period during which the Company earns 12b-1 fees and can earn a contingent deferred sales charge from the Mutual Funds.

(d) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management. For the year ended December 31, 2013, investments in money market funds are valued using the year end quoted net asset value per share.

(e) Income Taxes

NB Management is a Delaware limited liability company, and is subject to the New York City unincorporated business tax (NYC UBT).

NB Management complies with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic, *Accounting for Uncertainty in Income Taxes*, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach so that a tax benefit is only recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

(3) Fair Value of Firm Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. In making such estimates, management includes, among other things, assumptions of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

At December 31, 2013, the Company's investments consisted solely of investments in money market funds which are reported as cash and cash equivalents on the statement of financial condition.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money market funds	$ 100,336	—	—	$ 100,336
Total firm investments	$ 100,336	—	—	$ 100,336

(4) Commitments and Contingencies

From time-to-time, NB Management is involved in legal proceedings concerning matters arising in connection with the conduct of its business. NB Management recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, NB Management accrues the most likely amount. If the amount is not determinable, NB Management accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of any such proceedings, in the aggregate, will not have a material adverse effect on NB Management's financial condition.

(5) Capital Requirements

As a limited purpose registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA), NB Management is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. NB Management has elected to calculate net capital under such Rule in accordance with the alternative method which requires NB Management to maintain minimum net capital, defined, in the amount that is the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in such Rule. As of December 31, 2013, NB Management had net capital of $63.3 million, which exceeded the minimum net capital requirement by $63.0 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(6) Employee Benefit Plans

In 2013, NBG introduced a new Retirement Contribution Program for U.S. employees, which replaced the match and profits sharing program under the NBG 401(k) Plan (Plan). Under this new Retirement Contribution Program, with respect to 2013 employees are generally allocated a contribution to their 401(k) account equal to 10% of their compensation, as defined in the Plan, paid in 2013, with a maximum contribution of $25.5 thousand. For 2013, the Company accrued approximately $1.6 million with respect to this program. This accrual is reflected in Accrued compensation on the statement of financial condition. Employer matching contributions are generally consistent with statutory and regulatory requirements and tax limits.

(Continued)

Certain employees of NB Management participate in the NB Group Contingent Compensation Plan (Contingent Compensation Plan). Other than with respect to death, disability or retirement, allocations under the Contingent Compensation Plan may be forfeited, should an employee no longer be employed by NB Management or an affiliated entity. Initially, NB Group will measure any related compensation expense based on the fair value at the date of award and will allocate the applicable expense to NB Management over the applicable vesting period, as such term is defined in the Contingent Compensation Plan. At each subsequent reporting period until the award is settled, the fair value of the contingent compensation will be re-measured based on the current fair value of the award granted.

(7) Income Taxes

The Company is a partnership for U.S. income tax purposes and as such is subject to NYC UBT.

As of December 31, 2013, the Company had a net deferred tax asset of $27.8 thousand included in other assets on the statement of financial condition which consisted of the following:

Deferred tax asset:		
Deferred compensation	$	26.2
Other		1.6
Deferred tax asset before valuation		27.8
Valuation allowance		—
Deferred tax asset, net of valuation allowance	$	27.8

The Company assesses its risk associated with uncertain tax positions and records tax benefits for all years subject to examination based on the best information available at the reporting date. For those positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of the tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority. For those positions where it is more likely than not that a tax benefit will not be sustained, no tax benefit is recognized in the financial statements. During the period, the Company increased the gross amount of unrecognized tax benefits by $263 thousand, which if recognized would favorably impact the Company's effective tax rate. The unrecognized tax benefits relate to the deductibility of compensation related expenses. At this time the Company does not expect any material change in the unrecognized tax positions over the next twelve months.

(Continued)

(Dollars in thousands, except where noted)

A reconciliation of the beginning and ending balance of the unrecognized tax benefit is as follows:

Balance as of December 31, 2012	$	2,395
Additions based on tax positions related to the current period		638
Subtractions based on net unrealized benefits for prior years		(375)
Balance as of December 31, 2013	$	2,658

(8) Related Party Transactions

Due to affiliates of $4.9 million at December 31, 2013 represents $3.2 million due to NB Group, $1.0 million payable to Neuberger Berman Fixed Income LLC and $0.7 million due to other affiliates.

(9) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 27, 2014, the date the statement of financial condition was issued, to determine whether any subsequent events necessitate adjustment to or disclosure in the statement of financial condition.

On January 17, 2014, the members of NB Management authorized the Company to declare and pay a dividend in the amount of $35 million. Such dividend was paid on January 28, 2014.

On February 26, 2014, the members of NB Management authorized the Company to declare and pay a dividend in the amount of $25 million. Such dividend will be paid on February 28, 2014.